FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                           For the Month of May, 2004
                        Commission File Number: 33-99284


                                STENA AB (PUBL)
                (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                     Form 20-F __X__          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
                    Yes _____               No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Stena AB (Publ)

Date:  May 27, 2004                        By: /s/ Svante Carlsson
      ---------------
                                           Name: Svante Carlsson
                                           Title: Chief Financial Officer and
                                                  Executive Vice President

                    Stena AB and Consolidated Subsidiaries

                          Forward-looking statements

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-  changes in general economic and business conditions;
-  changes in laws and regulations;
-  changes in currency exchange rates and interest rates;
-  risks inherent in vessel operations, including discharge of pollutants;
-  introduction of competing products by other companies;
-  changes in trading or travel patterns;
- increases of costs of operations or the inability to meet efficiency and cost reduction objectives;
-  changes in our business strategy; and
- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.



 Table of Contents                                                         Page


 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 Condensed Consolidated Income Statements for
 the three month periods ended March 31, 2003 and March 31, 2004             3

 Condensed Consolidated Balance Sheets as of
 December 31, 2003 and March 31, 2004                                        4
 Condensed Consolidated Statements of Cash Flow for
 the three month periods ended March 31, 2003 and March 31, 2004             5

 Notes to Condensed Consolidated Financial Statements                    6 - 7


 OPERATING AND FINANCIAL REVIEW                                          8 - 17


                         Stena AB and Consolidated Subsidiaries

                        Condensed Consolidated Income Statements

                                                                       Three month periods ended
                                                                March 31, 2003     March 31, 2004
                                                                          SEK        SEK         $
                                                                         (in millions)
Revenues:
Ferry operations...........................................             1,577      1,623       215
Drilling...................................................               440        341        45
Shipping...................................................               564        797       106
         Net gain on sale of vessels.......................                60         66         9
         Total shipping....................................               624        863       115
Property...................................................               232        230        30
         Net gain (loss) on sale of properties.............                (2)        20         3
         Total property....................................               230        250        33
                                                                      -------     ------      ----
Total revenues.............................................             2,871      3,077       408
                                                                      -------     ------      ----

Direct operating expenses:
Ferry operations...........................................           (1,424)     (1,368)     (181)
Drilling...................................................             (221)       (209)      (28)
Shipping...................................................             (391)       (453)      (60)
Property...................................................             (107)       (110)      (15)
                                                                      -------     ------      ----
Total direct operating expenses............................           (2,143)     (2,140)     (284)
                                                                      -------     ------      ----

Selling and administrative expenses........................             (358)       (368)      (49)
Depreciation and amortization..............................             (420)       (391)      (52)
                                                                      -------     ------      ----

Total operating expenses...................................           (2,921)     (2,899)     (385)
                                                                      -------     ------      ----

Income (loss) from operations..............................              (50)        178        23
                                                                      -------     ------      ----

Financial income and expense:
Dividends received.........................................                2          4          1
Gain (loss) on securities, net.............................              (12)         77        10
Interest income............................................               27          20         3
Interest expense...........................................             (229)       (201)      (27)
Foreign exchange gains (losses), net.......................                2           7         1
Other financial income (expense), net......................               65          61         8
                                                                      -------     ------      ----

Total financial income and expense.........................             (145)        (32)       (4)
                                                                      -------     ------      ----

Minority interest..........................................                1          --        --

Income (loss) before taxes.................................             (194)        146        19

Income taxes...............................................               58          20         3
                                                                      -------     ------      ----

Net income.................................................             (136)        166        22
                                                                      =======     ======      ====


                          Stena AB and Consolidated Subsidiaries

                          Condensed Consolidated Balance Sheets


                                                                 December 31, 2003       March 31, 2003
                                                                               SEK        SEK       $
                                                                           (in millions)
                                     ASSETS
Noncurrent assets:
Intangible assets.............................................                  11         50         7
Tangible fixed assets:
 Vessels......................................................              13,208     14,435     1,912
 Construction in progress.....................................                 589        455        60
 Equipment....................................................                 592        579        77
 Property.....................................................               7,625      7,757     1,027
                                                                           -------     ------    ------
Total tangible fixed assets...................................              22,014     23,226     3,076
                                                                           -------     ------    ------
Financial fixed assets:
Marketable securities.........................................               2,522      3,094       410
Other assets..................................................                 861        892       118
                                                                           -------     ------    ------
Total financial fixed assets..................................               3,383      3,986       528
Total noncurrent assets.......................................              25,408     27,262     3,611
Current assets:
Inventories...................................................                 235        254        34
Trade debtors.................................................                 895      1,037       137
Other receivables.............................................                 673        789       105
Prepaid expenses and accrued income...........................                 870      1,159       154
Short-term investments........................................                 328        645        85
Cash and cash equivalents.....................................               1,718      1,067       141
                                                                           -------     ------    ------
Total current assets..........................................               4,719      4,951       656
                                                                           -------     ------    ------

Total assets..................................................              30,127     32,213     4,267
                                                                           =======     ======    ======

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock.................................................                   5          5         1
Reserves .....................................................              11,465     11,913     1,578
                                                                           -------     ------    ------
Total stockholders' equity....................................              11,470     11,918     1,579
                                                                           -------     ------    ------
Provisions:
   Deferred income taxes......................................                 961        989       131
   Other......................................................                 186        116        15
                                                                           -------     ------    ------
Total provisions..............................................               1,147      1,105       146
                                                                           -------     ------    ------
Noncurrent liabilities:
   Long-term debt.............................................              10,423     11,609     1,538
   Senior notes...............................................               2,699      2,832       375
   Capitalized lease obligations..............................               1,329      1,383       183
   Other noncurrent liabilities...............................                 174        167        22
                                                                           -------     ------    ------
Total noncurrent liabilities..................................              14,625     15,991     2,118
                                                                           -------     ------    ------
Current liabilities:
   Short-term debt............................................                 331        352        47
   Capitalized lease obligations..............................                  44         43         6
   Trade accounts payable.....................................                 436        524        69
   Income tax payable.........................................                  31         33         4
   Other......................................................                 323        306        41
   Accrued costs and prepaid income...........................               1,720      1,941       257
                                                                           -------     ------    ------
Total current liabilities.....................................               2,885      3,199       424
                                                                           -------     ------    ------

Total stockholders' equity and liabilities....................              30,127     32,213     4,267
                                                                           =======     ======    ======


                           Stena AB and Consolidated Subsidiaries

                       Condensed Consolidated Statements of Cash Flow

                                                                                 Three month periods ended
                                                                         March 31, 2003       March 31, 2004
                                                                                    SEK        SEK         $
                                                                                (in millions)
Net cash flows from operating activities:
Net income (loss)...............................................                   (136)       166        22
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    420        391        52
(Gain)/loss on sale of property, vessels and equipment..........                    (58)       (86)      (12)
(Gain)/loss on securities, net..................................                     12        (77)      (10)
Unrealized foreign exchange (gains) losses......................                     27        (96)      (13)
Deferred income taxes...........................................                    (66)       (29)       (4)
Minority interest...............................................                     (1)         --       --
Other non cash items............................................                     38        (66)       (9)
Net cash flows from trading securities..........................                      9       (290)      (38)
Changes in assets and liabilities, net of effects of
   dispositions of business:
Receivables.....................................................                   (353)      (221)      (29)
Prepaid expenses and accrued income.............................                    (76)      (250)      (33)
Inventories.....................................................                     12        (13)       (2)
Trade accounts payable..........................................                    (83)        79        10
Accrued costs and prepaid income................................                    257        181        24
Income tax payable..............................................                    (17)         1        --
Other current liabilities.......................................                   (375)       (64)       (8)
                                                                                 -------    -------    -------
Net cash provided by/(used in) operating activities.............                   (390)      (374)      (50)
                                                                                 -------    -------    -------

Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment......                    640        300        40
Capital expenditure on property, vessels and equipment..........                   (979)    (1,260)     (167)
Proceeds from sale of securities................................                    150        151        20
Purchase of securities..........................................                   (490)      (629)      (83)
Increase of non-current assets..................................                    (51)        (9)       (1)
Decrease of non-current assets..................................                      8         --        --
Other investing activities......................................                     (6)        (5)       (1)
                                                                                 -------    -------    -------
Net cash provided by/(used in) investing activities.............                   (728)    (1,452)     (192)
                                                                                 -------    -------    -------

Net cash flows from financing activities:
Proceeds from issuance of debt..................................                     --        407        54
Principal payments on debt......................................                 (1,449)      (114)      (15)
Net change in borrowings on line-of-credit agreements...........                  2,577        787       104
New capitalized lease obligations...............................                    678         --        --
Principle payments capital lease obligations....................                     (5)       (11)       (2)
Net change in restricted cash accounts..........................                 (1,716)        (4)       (1)
Other financing activities......................................                   (104)        98        13
                                                                                 -------    -------    -------
Net cash provided by/(used in) financing activities.............                    (19)     1,163       153
                                                                                 -------    -------    -------

Effect of exchange rate changes on cash and cash equivalents....                      7         12         2
                                                                                 -------    -------    -------

Net change in cash and cash equivalents.........................                 (1,130)      (651)      (87)
Cash and cash equivalents at beginning of period................                  2,100      1,718       228
                                                                                 -------    -------    -------

Cash and cash equivalents at end of period......................                    970      1,067       141
                                                                                 =======    =======    =======

                     Stena AB and Consolidated Subsidiaries

              Notes to Condensed Consolidated Financial Statements


Note 1  Basis of presentation

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on March 31, 2004 of $1 = SEK 7.5500.


Note 2  Segment information

                                                          Three month periods
                                                            ended March 31,
                                                           2003          2004
                                                           ----          ----
Income from operations:
Ferry operations....................................      (272)          (169)
Drilling............................................        18            (40)
Shipping:   Roll-on/Roll-off vessels................        (4)             8
            Crude oil tankers.......................        93            248
            Other shipping..........................        (5)            (3)
            Net gain on sale of vessels.............        60             66
                                                          -----         -----
            Total shipping...........................       144           319
Property............................................        93             86
            Net gain on sale of properties..........        (2)            20
                                                          -----         -----
            Total property..........................        91            106
Other...............................................       (31)           (38)
                                                          -----         -----
Total...............................................       (50)           178
                                                          -----         -----


                                                          Three month periods
                                                          ended March 31,
                                                           2003          2004
                                                          -----         -----
Depreciation and amortization:
Ferry operations....................................       194            198
Drilling............................................       172            141
Shipping:   Roll-on/Roll-off vessels................        27             23
            Crude oil tankers.......................         7             10
            Other shipping..........................         2              1
                                                          -----         -----
            Total shipping..........................        36             34
Property............................................        17             16
Other...............................................         1              2
                                                          -----         -----
Total...............................................       420            391
                                                          -----         -----


We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions has reduced depreciation expense in the first three months of 2004 by approximately SEK 57 million.

                     Stena AB and Consolidated Subsidiaries

              Notes to Condensed Consolidated Financial Statements


                                                         Three month periods
                                                             ended March 31,
                                                           2003          2004
                                                           ----          ----
Capital expenditures:
Ferry operations....................................        652           328
Drilling............................................        100            76
Shipping: Roll-on/Roll-off vessels..................         23            64
          Crude oil tankers.........................         58           712
          Other shipping............................          1             2
                                                        -------       -------
      Total shipping................................         82           778
Property............................................        144            76
Other...............................................          1             2
                                                        -------       -------

Total...............................................        979         1,260
                                                        -------       -------


Note 3  Stockholders' Equity

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2003 to March 31, 2004 are as follows:

                                                                                                  Total
                                                      Capital  Restricted    Unrestricted  stockholders'
                                                        stock    reserves        reserves         equity
                                                        -----    --------        --------         ------

                                                                 (SEK in millions)

Balance at December 31, 2003...................           5           583          10,882         11,470
Transfers between reserves.....................          --           (3)               3             --
Foreign currency translation adjustments ......          --            20             262            282
Net income (loss) .............................          --            --             166            166
                                                     -------       -------         -------        -------

Balance at March 31, 2004......................           5           600          11,313         11,918
                                                     -------       -------         -------        -------

                     Stena AB and Consolidated Subsidiaries




                         OPERATING AND FINANCIAL REVIEW

         The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

         The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See Note 31 to the Consolidated Financial Statements included in the Company's Form 6-K dated May 11, 2004.


Highlights of the first three months of 2004

           The first of the Panamax tankers ordered from a shipyard in China, the Stena Companion, was delivered in January 2004. We have a 75% interest in this vessel; the remaining 25% interest is held by Fram Shipping. In February 2004, the first product tanker, the Stena Concord, was delivered from the shipyard in Croatia, followed by the Stena Consul in late March. In March 2004, we entered into two 10 year charter agreements with Progetra S.A. for the Stena Arctica and the Stena Antarctica, two of our ice-class Aframax tankers. These vessels are expected to be delivered in 2005 and 2006.

           In 2004, we invested an additional SEK 452 million in the shares of the public company Drott AB (publ), referred to hereafter as Drott. As a result of these investments and our prior purchases of Drott shares, our investment in Drott aggregates SEK 1,526 million. At the end of March 2004, the shareholders of Drott approved the distribution to shareholders of a new company, Bostads AB Drott, that would focus on Drott's residential properties. As a result of our investment in Drott, as of April 30, 2004, we owned approximately 14% of the new residential property company and 14% of the existing company, now named Fabege AB, which will focus on commercial properties.

           The ferry vessel Stena Nautica was hit by another vessel at sea on its route from Grenaa to Varberg in February 2004. No people were injured but the damage to the ship was significant. The ship is scheduled to return to operation in June 2004 after completion of repairs. The damages are covered by insurance.

           In March 2004, the Company entered into an agreement with P&O to acquire the Fleetwood-Larne ferry route in the Irish Sea together with 3 vessels operating on that route. In addition, the Company agreed to acquire from P&O two other Ropax vessels, the European Envoy and the European Ambassador.

           The RoRo vessel Chieftain was delivered from the shipyard in Croatia in March 2004. We sold the vessel to a subsidiary of our affiliate, Stena Metall. We chartered this vessel back (renamed the Stena Freighter) on a long-term charter for use in our ferry operations. The sister vessel Aronte was acquired by the Company in April 2004 and renamed the Stena Carrier.


SUBSEQUENT EVENTS

           In late March 2004, the Company agreed to acquire as of April 1, 2004 properties in south of Sweden for SEK 560 million.

           Stena Adactum acquired a Swedish retail chain store in the flower and plant business as of April 1 2004 for SEK 180 million.

           The second Panamax vessel, the Stena Compatriot was delivered in April 2004. We have a 75% interest in this vessel; the remaining 25% interest is held by Fram Shipping.

                     Stena AB and Consolidated Subsidiaries


           In April 2004, the European Envoy and the RoRo vessels Stena Tender and the Stena Timer were sold to third parties. The Company nominated the affiliate Stena Metall to acquire the European Ambassador with an operational lease to the Company under the new name Stena Nordica.

           On May 10, 2004, the Company exchanged with another shareholder a portion of its shares in Fabege AB for shares in Bostads AB Drott. As a result of this transaction, as of May 10, 2004, the Company owned approximately 29.3% of the outstanding shares of Bostads AB Drott and approximately 9.0% of the outstanding shares of Fabege AB (representing approximately 8.9% of its voting stock).


Currency effects

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 25% of the Company's total revenues are generated in US dollars while approximately 40% of the Company's total revenues are generated in SEK. Approximately 20% of the Company's total expenses are incurred in US dollars while approximately 50% of the Company's total expenses are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:



Average rates:                              Jan-Mar       Jan-Mar
                                               2003          2004       Change
                                            -------       -------       -------

US $..................................         8.55          7.35         (14)%
British pound.........................        13.72         13.51          (2)%
Euro..................................         9.18          9.19           --



Closing rates:                               As of         As of
                                            Dec 31,      March 31,
                                             2003          2004         Change
                                            -------       -------       -------

US $..................................       7.2750        7.5650           4%
British pound.........................      12.9125       13.8850           8%
Euro..................................       9.0940        9.2635           2%

                     Stena AB and Consolidated Subsidiaries


        THREE MONTHS ENDED MARCH 31, 2004 COMPARED TO THREE MONTHS ENDED
                                 MARCH 31, 2003


Revenues

         Total revenues increased SEK 206 million, or 7%, in the three months ended March 31, 2004 to SEK 3,077 million from SEK 2,871 million in the three months ended March 31, 2003, primarily as a result of increased revenues in the shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the three months ended March 31, 2004 were adversely affected by the increase of the SEK with respect to mainly the US dollar.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 46 million, or 3%, in the three months ended March 31, 2004 to SEK 1,623 million from SEK 1,577 million in the three months ended March 31, 2003, due to increased volumes in all principal business activities - Travel, Onboard sales and Freight, partly offset by the strengthening of the SEK against the British pound.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 99 million, or (23)%, in the three months ended March 31, 2004 to SEK 341 million from SEK 440 million in the three months ended March 31, 2003, mainly due the offhire period during its upgrade to meet the requirements for the Norwegian sector of the North Sea and a reduced dayrate for the Stena Spey, as well as the increase of the SEK with respect to the US dollar. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 233 million, or 41%, in the three months ended March 31, 2004 to SEK 797 million from SEK 564 million in the three months ended March 31, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 39 million to SEK 92 million from SEK 53 million, or 74%, principally due to the deliveries of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the transfer of the Stena Foreteller to our ferry operations during the first three months of 2004. Revenues from crude oil tankers increased SEK 189 million, or 38%, in the three months ended March 31, 2004 to SEK 681 million from SEK 492 million in the three months ended March 31, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. In the three months ended March 31, 2004, an average of 25 tankers were chartered in, compared to an average of 24 tankers in the three months ended March 31, 2003.

         Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2004, we recorded gains of SEK 66 million on the sale of the newly built RoRo vessel Chieftain. In the three months ended March 31, 2003, we recorded gains of SEK 60 million on the sale of the RoPax vessel Stena Britannica.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations decreased SEK 2 million, or (1)%, in the three months ended March 31, 2004 to SEK 230 million from SEK 232 million in the three months ended March 31, 2003, mainly due to properties sold.

         Net Gain (Loss) on Sale of Properties. In the three months ended March 31, 2004, we recorded gains of SEK 20 million on the sale of properties. In the three months ended March 31, 2003, we recorded losses of SEK (2) million on the sale of properties.

                     Stena AB and Consolidated Subsidiaries


Direct operating expenses

         Total direct operating expenses decreased SEK 3 million in the three months ended March 31, 2004 to SEK 2,140 million from SEK 2,143 million in the three months ended March 31, 2003, as a result of decreased operating expenses in ferry operations as well as effects of the increase of the SEK with respect to the US dollar and, to a lesser extent, with respect to the British pound, offset by increased operating expenses in drilling and shipping.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 56 million, or (4)%, in the three months ended March 31, 2004 to SEK 1,368 million from SEK 1,424 million in the three months ended March 31, 2003, mainly due to reduced costs for bunker fuel and the increase of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the three months ended March 31, 2004 was 84% of revenues, as compared to 90% for the three months ended March 31, 2003.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 12 million, or (5)%, in the three months ended March 31, 2004 to SEK 209 million from SEK 221 million in the three months ended March 31, 2003, mainly due to the increase of the SEK with respect to the US dollar, partly offset by increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in 2003. Direct operating expenses from drilling operations for the three months ended March 31, 2004 were 61% of drilling revenues as compared to 50% for the three months ended March 31, 2003 reflecting decreased revenues in our drilling operations.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 62 million, or 16%, in the three months ended March 31, 2004 to SEK 453 million from SEK 391 million in the three months ended March 31, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 28 million, or 127%, in the three months ended March 31, 2004 to SEK 50 million from SEK 22 million in the three months ended March 31, 2003, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003. Direct operating expenses associated with crude oil tankers increased SEK 31 million, or 8%, to SEK 398 million from SEK 367 million, mainly due to increased costs resulting from a larger fleet, including deliveries of our new tankers in the first quarter of 2004 and higher rates for our chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended March 31, 2004 were 58% of revenues, as compared to 75% for the three months ended March 31, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 3 million, or 3%, in the three months ended March 31, 2004 to SEK 110 million from SEK 107 million in the three months ended March 31, 2003, primarily due to increased costs for repair and maintenance. Direct operating expenses from property operations in the three months ended March 31, 2004 were 48% of property revenues, as compared to 46% for the three months ended March 31, 2003.

Selling and administrative expenses

         Selling and administrative expenses increased SEK 10 million, or 3%, in the three months ended March 31, 2004 to SEK 368 million from SEK 358 million in the three months ended March 31, 2003, mainly due to increased salaries and consultants costs.

                     Stena AB and Consolidated Subsidiaries


Depreciation and amortization

         We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions has reduced depreciation expense in the first three months of 2004 with approximately SEK 57 million.

         Depreciation and amortization charges decreased SEK 29 million, or (7%), in the three months ended March 31, 2004 to SEK 391 million from SEK 420 million in the three months ended March 31, 2003, mainly due to the change in estimated useful lives as above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels.

Financial income and expense, net

         Financial income and expense, net improved by SEK 113 million in the three months ended March 31, 2004 to SEK (32) million from SEK (145) million in the three months ended March 31, 2003.

         Net gain (loss) on securities in the three months ended March 31, 2004 amounted to SEK 77 million, of which SEK 68 million related to net realized gains on strategic equity shares and SEK 9 million related to the reversal of previously recorded unrealized losses. Net gain (loss) on securities in the three months ended March 31, 2003 was SEK (12) million, mainly related to unrealized losses on marketable debt and equity securities.

         Interest income in the three months ended March 31, 2004 decreased SEK 7 million to SEK 20 million from SEK 27 million in the three months ended March 31, 2003.

         Interest expense for the three months ended March 31, 2004 decreased SEK 28 million to SEK (201) million from SEK (229) million for the three months ended March 31, 2003. Interest expense decreased mainly due to an increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally, partly offset by increased borrowings as a consequence of investments in vessels and properties.

         During the three months ended March 31, 2004, we had foreign exchange gains, net of SEK 7 million consisting of gains of SEK 15 million from currency trading and losses of SEK (8) million from translation differences. In the three months ended March 31, 2003, we had foreign exchange gains, net of SEK 2 million consisting of gains of SEK 9 million from translation differences and losses of SEK (7) million from currency trading.

         Other financial income (expense) of SEK 61 million for the three months ended March 31, 2004 includes SEK 73 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 105/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the three months ended March 31, 2004 was SEK (12) million, including normal bank charges and the amortization of deferred financing charges for the 95/8% Senior Notes due 2012, the 7 1/2 % Senior Notes due 2013, the revolving credit facilities and capital lease obligations. Other financial income (expense) of SEK 65 million for the three months ended March 31, 2003 includes SEK 97 million of released provisions relating to the excess value for Stena Line Senior Notes and SEK (32) million of bank charges and deferred finance charges, including the remaining balance of the deferred costs for the 1995 revolving credit facility.

Income taxes

         Income taxes for the three months ended March 31, 2004 were SEK 20 million, consisting of current taxes of SEK (8) million and deferred taxes of SEK 28 million. Income taxes for the three months ended March 31, 2003 were SEK 58 million, consisting of net current taxes of SEK (8) million and deferred taxes of SEK 66 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                     Stena AB and Consolidated Subsidiaries


Liquidity and Capital Resources

         The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and
(iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2004, the Company had total cash and marketable securities of SEK 4,806 million as compared with SEK 4,568 million at December 31, 2003.

         For the three months ended March 31, 2004, cash flows used in operating activities amounted to SEK (374) million as compared to SEK (390) million in the first three months ended March 31, 2003. For the three months ended March 31, 2004, cash flows used in investing activities amounted to SEK (1,452) million, of which SEK (1,260) million related to capital expenditures. SEK 452 million was invested in Drott shares. For the three months ended March 31, 2003, cash flows used in investing activities amounted to SEK (728) million. Capital expenditures during this period were SEK (979) million. Total construction in progress as of March 31, 2004 was SEK 455 million as compared to SEK 589 million at December 31, 2003. Cash flows provided by financing activities for the three months ended March 31, 2004 amounted to SEK 1,163 million in 2004, mainly relating to proceeds from new debt and drawings under the revolving credit facilities. For the three months ended March 31, 2003, cash flows used in financing activities amounted to SEK (19) million.

         Total interest bearing debt as of December 31, 2004 amounted to SEK 16,219 million as compared with SEK 14,826 million at December 31, 2003. The increase in debt relates to the weakening of the SEK against the US dollar, the British pound and the euro as well as new borrowings for the acquisition of further shares in the property company Drott and for the new vessels Stena Companion, Stena Concord and Stena Consul.

         As of March 31, 2004, the Company had two revolving credit facilities. The $600 million revolving credit facility from 2002 matures in November 2007. As of March 31, 2004, $392 million was outstanding under this facility and $14 million was used for issuing bank guarantees. As of December 31, 2003, $330 million was outstanding under this facility and $14 million was used for issuing bank guarantees. The $275 million revolving credit facility from 2001 has been reduced in accordance with its terms to $215 million and matures in September 2006. As of March 31, 2004, $135 million was outstanding under this facility. As of December 31, 2003, $150 million was outstanding under this facility.

         Our remaining capital expenditure commitment for newbuildings on order as of March 31, 2004 was SEK 1,498 million, of which SEK 79 million is due within 2004 and all of which is due by 2006. We plan on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

         We believe that, based on current levels of operating performance and anticipated market conditions, our cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on our debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.


OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

           Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment and, as of January 2003, the Company's investment in certain financial fixed assets through its subsidiaries Stena Adactum AB and Simplon Ltd. The Company's property operations are conducted through various subsidiaries. The Company issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 and $175 million 7 1/2% Senior Notes due 2013 on November 24, 2003 (collectively, the "Notes"). For purposes of the Indentures under which the Notes were issued (the "Indentures"), the subsidiaries in the property operations plus Stena Adactum AB and Simplon Ltd are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not be bound by the restrictive provisions of the Indentures.

           The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

           Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.5500, the Noon Buying Rate on March 31, 2004.


                     Stena AB and Consolidated Subsidiaries

          Condensed Consolidated Income Statements - Restricted group

                                                               Three month periods ended
                                                         March 31, 2003        March 31, 2004
                                                                      (unaudited)
                                                         ------------------------------------
                                                                   SEK        SEK         $
                                                                        (in millions)

Revenues:
Ferry operations........................................         1,577      1,623       215
Drilling................................................           440        341        45
Shipping................................................           564        797       106
         Net gain on sale of vessels....................            60         66         9
                                                               -------    -------   -------
         Total shipping.................................           624        863       115
Other...................................................             3          1        --
                                                               -------    -------   -------
Total revenues..........................................         2,644      2,828       375
                                                               -------    -------   -------

Direct operating expenses:
Ferry operations........................................       (1,424)    (1,368)     (181)
Drilling................................................         (221)      (209)      (28)
Shipping................................................         (391)      (453)      (60)
Other...................................................           (3)        (1)        --
                                                               -------    -------   -------
Total direct operating expenses.........................       (2,039)    (2,031)     (269)
                                                               -------    -------   -------

Selling and administrative expenses.....................         (343)      (347)      (46)
Depreciation and amortization...........................         (403)      (375)      (50)
                                                               -------    -------   -------

Total operating expenses................................       (2,785)    (2,753)     (365)
                                                               -------    -------   -------

Income from operations..................................         (141)         75        10
                                                               -------    -------   -------

Financial income and expense:
Dividends received......................................            --          1        --
Gain (loss) on securities, net..........................            31         23         3
Interest income.........................................            24         31         4
Interest expense........................................         (153)      (132)      (17)
Foreign exchange gains (losses), net....................             2          7         1
Other financial income (expense), net...................            63         62         8
                                                               -------    -------   -------

Total financial income and expense......................          (33)        (8)       (1)
                                                               -------    -------   -------

Minority interest.......................................             1         --        --

Income before taxes.....................................         (173)         67         9

Income taxes............................................            62         13         2
                                                               -------    -------   -------

Net income..............................................         (111)         80        11
                                                               -------    -------   -------


                      Stena AB and Consolidated Subsidiaries

             Condensed Consolidated Balance Sheets - Restricted Group


                                                               December 31, 2003      March 31, 2003
                                                               -------------------------------------
                                                                             (unaudited)

                                                                            SEK        SEK         $
                                                                               (in millions)
                                     ASSETS

Noncurrent assets:
Intangible assets..........................................                  11         50         7
Tangible fixed assets:
 Vessels...................................................              13,208     14,435     1,912
 Construction in progress..................................                 589        455        60
 Equipment.................................................                 592        577        76
 Property..................................................               1,538      1,612       214
                                                                        -------    -------   -------
Total tangible fixed assets................................              15,927     17,079     2,262
Financial fixed assets:
Marketable securities......................................                 315        355        47
Other assets...............................................               2,538      2,595       343
                                                                        -------    -------   -------
Total noncurrent assets....................................              18,791     20,079     2,659
                                                                        -------    -------   -------

Current assets:
Inventories................................................                 235        254        34
Trade debtors..............................................                 883      1,025       136
Other receivables..........................................                 655        738        98
Intercompany accounts......................................               1,522      1,551       205
Prepaid expenses and accrued income........................                 856      1,141       151
Short-term investments.....................................                 327        644        85
Cash and cash equivalents..................................               1,623        989       131
                                                                        -------    -------   -------
Total current assets.......................................               6,101      6,342       840
                                                                        -------    -------   -------

Total assets...............................................              24,892     26,421     3,499
                                                                        -------    -------   -------

                    STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock..............................................                   5          5         1
Reserves ..................................................              11,528     11,902     1,576
                                                                        -------    -------   -------
Total stockholders' equity.................................              11,533     11,907     1,577
                                                                        -------    -------   -------

Provisions:
   Deferred income taxes...................................                 838        871       115
   Other...................................................                 183        113        15
                                                                        -------    -------   -------
Total provisions...........................................               1,021        984       130
                                                                        -------    -------   -------

Noncurrent liabilities:
   Long-term debt..........................................               5,551      6,288       833
   Senior notes............................................               2,699      2,832       375
   Capitalized lease obligations...........................               1,329      1,383       183
   Other noncurrent liabilities............................                 145        138        18
                                                                        -------    -------   -------
Total noncurrent liabilities...............................               9,724     10,641     1,409
Current liabilities:
   Short-term debt.........................................                 313        334        44
   Capitalized lease obligations...........................                  44         43         6
   Trade accounts payable..................................                 357        436        58
   Income tax payable......................................                  28         30         4
   Other...................................................                 296        264        35
   Accrued costs and prepaid income........................               1,576      1,782       236
                                                                        -------    -------   -------
Total current liabilities..................................               2,614      2,889       383
                                                                        -------    -------   -------

Total stockholders' equity and liabilities.................              24,892     26,421     3,499
                                                                        -------    -------   -------


                     Stena AB and Consolidated Subsidiaries

         Condensed Consolidated Statements of Cash Flow - Restricted Group


                                                                          Three month periods ended
                                                                   March 31, 2003       March 31, 2004
                                                                              (unaudited)
                                                                   ------------------------------------
                                                                              SEK        SEK         $
                                                                                  (in millions)
Net cash flows from operating activities:
Net income....................................................              (111)         80        11
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization.................................               403         375        50
(Gain)/loss on sale of property, vessels and equipment........               (60)        (66)       (9)
(Gain)/loss on securities, net................................               (31)        (23)       (3)
Unrealized foreign exchange (gains) losses....................                25         (95)      (13)
Deferred income taxes.........................................               (71)        (20)       (3)
Minority interest.............................................                (1)         --        --
Other non cash items..........................................                26         (66)       (9)
Net cash flows from trading securities........................                 8        (290)      (38)
Changes in working capital....................................            (2,276)       (298)      (39)
                                                                          --------    -------   -------
Net cash provided by operating activities.....................            (2,088)       (403)      (53)
                                                                          --------    -------   -------

Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment....               635         251        33
Capital expenditure on property, vessels and equipment........              (835)     (1,184)     (157)
Proceeds from sale of securities..............................               150          62         8
Purchase of securities........................................              (285)        (82)      (11)
Increase of non-current assets................................                --          (9)       (1)
Decrease of non-current assets................................                 8          --        --
Other investing activities....................................                (5)         (4)       --
                                                                          --------    -------   -------
Net cash provided by/(used in) investing activities...........              (332)       (966)     (128)
                                                                          --------    -------   -------

Net cash flows from financing activities:
Proceeds from issuance of debt................................                --         204        27
Principal payments on debt....................................            (1,440)        (86)      (11)
Net change in borrowings on line-of-credit agreements.........             2,294         523        69
New capitalized lease obligations.............................               678          --        --
Principle payments capital lease obligations..................                (5)        (11)       (2)
Net change in restricted cash accounts........................                10          (4)       (1)
Other financing activities....................................              (104)         98        13
                                                                          --------    -------   -------
Net cash provided by/(used in) financing activities...........             1,433         724        95
                                                                          --------    -------   -------

Effect of exchange rate changes on cash and cash equivalents..                 7          11         2
                                                                          --------    -------   -------

Net change in cash and cash equivalents.......................              (980)       (634)      (84)

Cash and cash equivalents at beginning of period..............             1,880       1,623       215
                                                                          --------    -------   -------

Cash and cash equivalents at end of period....................               900         989       131
                                                                          ========    =======   =======

                          Stena AB and Consolidated Subsidiaries

                              Other data - Restricted Group



                                                       Three month periods ended
                                             March 31, 2003       March 31, 2004
                                                        SEK        SEK         $
                                             -----------------------------------
                                                         (in millions)
  OTHER DATA:


   Adjusted EBITDA.........................             284        481        64



Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. We have included information concerning Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes due 2012 and 2013. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:

  Income from operations............................      (141)      75      10
  Adjustments:
  Interest income...................................        24       31       4
  Depreciation and amortization.....................       403      375      50
  Minority interest.................................         1       --      --
  Excess gains on vessel dispositions...............        (3)      --      --

  Adjusted EBITDA...................................       284      481      64
  Adjustments:
  Remaining (gain)/loss on vessel dispositions......       (57)     (66)     (9)
  Net cash flows from trading securities............         8     (290)    (38)
  Interest expense..................................      (153)    (132)    (17)
  Foreign exchange (gains) losses...................        27      (88)    (12)
  Other non cash items..............................        26      (66)     (9)
  Changes in working capital........................    (2,276)    (298)    (39)
  Other items.......................................        53       56       7

  Cash flow from operating activities...............    (2,088)    (403)    (53)